

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2016

John Fieldly
Chief Financial Officer
Celsius Holdings, Inc.
2424 North Federal Highway, Suite 208
Boca Raton, Florida 33431

> **Re: Celsius Holdings, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed August 25, 2016**
> **File No. 000-55663**

Dear Mr. Fieldly:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2016 letter.

<u>Business, page 3</u>

1.   We note your response to comment 1. However, the percentages you have disclosed under Item 1 as the proportions of sales attributable to your two largest customers for the year ended December 31, 2015, and the six months ended June 20 [*sic*], 2016, correspond to the proportions of the accounts receivable balance, rather than sales, as of December 31, 2015, and June 30, 2016, per Note 2 to the financial statements. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

2.   You state that your Swedish distribution partner was adversely affected by a rebalancing of inventory. Please tell us what the rebalancing of inventory represents and describe the facts and circumstances surrounding it.

3.   We note your response to comment 4. Please provide a narrative discussion of the extent to which the changes in revenue were attributable to increases in prices or to increases in volume for all periods presented. Refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

4.   We note your response to comment 5. It is unclear how the improvement in gross profit margins was primarily attributable to the increases in revenue. Please revise your disclosure to discuss the underlying drivers which caused the increases in gross profit margins including changes in cost of revenues for all periods provided.

Liquidity and Capital Resources, page 17

5.   Please revise your disclosure to address the material changes in the underlying drivers of your cashflows for all periods presented. Refer to Securities Act Release No. 33-8350, Section IV.B.

Security Ownership of Certain Beneficial Owners and Management, page 18

6.   We note your response to comment 7. However, it is unclear why you refer to the company's address for beneficial owners who are not officers or directors of the company. Please disclose the addresses of your greater than 5% beneficial owners. See Item 403(a) of Regulation S-K.

7.   If applicable, please disclose whether any of the greater than 5% beneficial owners are acting as a group. For example, it appears that some of the investors in the Investors' Rights Agreement are affiliated with Li Ka Shing and Solina Chau Hoi Shuen. Refer to Item 403(a) of Regulation S-K and Section 13(d)(3) of the Securities Exchange Act.

Certain Relationships and Related Transactions, page 25

8.   We note your response to comment 10. However, for the April 20, 2015 common stock purchase transaction, please identify the related persons and the approximate dollar value of the amount involved for each such related person. Also identify the related persons party to the Investors' Rights Agreement.

9.   We note your response to comment 11. We also note that you were required to repay $300,000 to CD Financial and to convert $4,000,000 of the outstanding principal balance into Series D Convertible Preferred Stock pursuant to the terms of the Amendment to Loan and Security Agreement dated April 16, 2015. Please disclose the terms of the amendment and explain how the interest rate of 5% per annum is determined. Please also disclose any payments made to CD Financial under the Loan and Security Agreement in 2013 and 2014. See Item 404(a)(5) and Instruction 1 to Item 404 of Regulation S-K.

10.   We note your response to comment 12. However, as previously requested, please describe the matters requiring Investor Director approval under the terms of the Investors' Rights Agreement.

Exhibits, page 30

11.   We note your response to comment 14. Please file the schedules and exhibits to the Common Stock Purchase Agreement dated April 20, 2015.

12.   We note your disclosure in Note 2 to the financial statements for the periods ending December 31, 2015 and June 30, 2016 relating to the concentration of your revenues with a distributor located in Sweden. Please advise us whether your contract with that distributor is a material contract that is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page F-22

13.   We note that you report $273,935 of net loss for the six month ended June 30, 2015 in the Statements of Operations. However, you report net income rather than net loss for the same period in the statement of cash flows. Please resolve this inconsistency.

10. Preferred Stock – Related Party, page F-16

14.   Please disclose any rights and privileges, including the liquidation preferences, of your preferred stock in accordance with ASC 505-10-50-3 and 4.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Dale Bergman, Esq.
        Gutierrez Bergman Boulris, PLLC